UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,
Great West Road.
Brentford, TW8 9DF,
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Atlantica Yield

# Notice of Atlantica Yield plc Annual General Meeting 2017

Company Registration nº 08818211
Atlantica Yield Plc

Notice of Atlantica Yield plc Annual General Meeting 2017 http://www.atlanticayield.com/web/en/investors/shareholders-general-meetings/2017/

Notice of Annual General Meeting 2017

Atlantica Yield plc

Notice of Annual General Meeting

(incorporated and registered in England and Wales under number 08818211)

Notice of the 2017 Annual General Meeting of Atlantica Yield plc to be held at 1.30 pm London time on 23 June 2017 at Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom (“UK”) is set out in Part 2 of this document.

It is important that your shares be represented and voted at the Annual General Meeting. If you cannot attend and you are a shareholder of record, please complete and mail the enclosed Proxy Card in accordance with the instructions included therein. We would appreciate it if you could complete and return the Proxy Card before 19 June 2017, but in any event so as to arrive not later than 1.30 pm London Time on 21 June 2017.

If you decide to attend the Annual General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 4 of this document ("Questions and Answers about Voting") for further information about voting your shares.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	2

Part 1

Chairman´s Letter

Atlantica Yield plc

(incorporated and registered in England and Wales under number 08818211)

Dear Shareholder,

I am pleased to be writing to you with details of our 2017 Annual General Meeting ("AGM") which we are holding at 1.30 pm London time on Friday 23 June 2017 at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom.  The formal notice of AGM is set out on page 4 of this document.  Detailed instructions on how to get to the venue are set out on page 12 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by completing the enclosed Proxy Card and returning it in accordance with the instructions printed therein as soon as possible. It must be received by 1.30 pm London time on 21 June 2017. Please also refer to the Proxy Statement set out in Part 4 of this document ("Questions and Answers about Voting") for further information about voting your shares.

The purpose of this letter is to accompany Atlantica Yield plc's Annual Report for the year ended 31 December 2016 (“2016 Annual Report”) which explains our performance in 2016 and our strategy, and to provide notice of the AGM. An explanation of the important matters of business to be considered at the AGM appears in Part 3 of this document.

In the meantime, on behalf of the Board, I look forward to welcoming you to Atlantica Yield plc's AGM.

Yours faithfully,

Daniel Villalba
Chairman of the Board of Directors of Atlantica Yield plc

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	3

Part 2

Atlantica Yield plc

Notice of Annual General Meeting

Notice is hereby given that the 2017 Annual General Meeting of Atlantica Yield plc ("Atlantica" or the "Company") will be held at 1.30 pm London time on 23 June 2017 at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom to consider and, if thought fit, to pass all resolutions as ordinary resolutions.

The Board considers the Resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole.

Resolution 1

Laying of reports and accounts (ordinary resolution)

To receive the Company’s accounts and the reports of the directors and the auditors for the year ended 31 December 2016.

Resolution 2

Directors' remuneration report (ordinary resolution)

To approve the directors' remuneration report, excluding the directors' remuneration policy, in the form set out on pages 35 to 49 in the annual report and accounts for the year ended 31 December 2016.

Resolution 3

Directors' remuneration policy (ordinary resolution)

To approve the directors' remuneration policy in the form set out on pages 42 to 49 in the annual report and accounts for the year ended 31 December 2016.

Resolution 4

Re-appointment of auditors (ordinary resolution)

To re-appoint Deloitte LLP and Deloitte S.L. as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

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Resolution 5

Remuneration of auditors (ordinary resolution)

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 6

Election of Joaquin Fernandez de Pierola as a director of the Company (ordinary resolution)

To elect Joaquin Fernandez de Pierola as a director of the Company.

Resolution 7

Re-election of Maria Jose Esteruelas as a director of the Company (ordinary resolution)

To re-elect Maria Jose Esteruelas as a director of the Company.

Resolution 8

Re-election of Santiago Seage as a director of the Company (ordinary resolution)

To re-elect Santiago Seage as a director of the Company.

Resolution 9

Re-election of Daniel Villalba as an independent non-executive director of the Company (ordinary resolution)

To re-elect Daniel Villalba as an independent non-executive director of the Company.

Resolution 10

Re-election of Jackson Robinson as an independent non-executive director of the Company (ordinary resolution)

To re-elect Jackson Robinson as an independent non-executive director of the Company.

Resolution 11

Election of Robert Dove as an independent non-executive director of the Company (ordinary resolution)

To elect Robert Dove as an independent non-executive director of the Company.

Resolution 12

Election of Andrea Brentan as an independent non-executive director of the Company (ordinary resolution)

To elect Andrea Brentan as an independent non-executive director of the Company.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	5

Resolution 13

Election of Francisco Jose Martinez as an independent non-executive director of the Company (ordinary resolution)

To elect Francisco Jose Martinez as an independent non-executive director of the Company.

BY ORDER OF THE BOARD

Directors:

Daniel Villalba (Chairman and Independent Non-Executive Director)
Santiago Seage (Chief Executive Officer and Director)
Enrique Alarcón (Independent Non-Executive Director)
Juan del Hoyo (Independent Non-Executive Director)
Eduardo Kausel (Independent Non-Executive Director)
Jackson Robinson (Independent Non-Executive Director)
Maria Jose Esteruelas (Non-Executive Director)
Joaquin Fernandez de Pierola (Non-Executive Director)

Company Secretary:

Irene M. Hernandez Martín de Arriva

London, 21 April 2017

Registered in England and Wales no. 08818211

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	6

Part 3

Notes to resolutions

The following pages give an explanation of the proposed resolutions.

All resolutions will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each such resolution will be approved if the number of votes cast in favour exceed the number of votes cast against such proposal.

Notes to Resolution 1 - Reports and accounts

The Board of Directors will present its reports and the accounts for the year ended 31 December 2016, which are contained in the Company's 2016 Annual Report, including the strategic report, the directors' report and the auditor's report, and the 20-F Form 2017. The 20-F Form was made public on 28 February 2017.

The Board recommends voting "For" this proposal.

Notes to Resolutions 2 and 3 – Directors' remuneration report and directors' remuneration policy

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the directors' remuneration report in the Company’s 2016 Annual Report contains:

•	a statement by Mr Jackson Robinson, Chair of the Company's Compensation Committee (“CC”);

•	the annual report on remuneration, which sets out payments made in the financial year ended 31 December 2016; and

•	the directors' remuneration policy in relation to future payments to the directors and former directors.

Shareholders will be invited to approve, by way of an advisory vote, the directors' remuneration report other than the directors' remuneration policy, which shareholders will be invited to approve by way of a binding vote.

The statement by the Chair of the CC and the annual report on remuneration can be found in the Company's 2016 Annual Report. The annual report on remuneration gives details of the directors' remuneration for the financial year ended 31 December 2016, and includes the directors' remuneration set out as single figures, including the Chief Executive Officer´s remuneration, and the directors' shareholdings in the Company.

Resolution 2 to approve these items is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company auditors, Deloitte LLP, have audited those parts of the directors' remuneration report which are required to be audited and their report can be found in the Company's 2016 Annual Report. The report has been approved by the Board based on the recommendation of the CC and signed on its behalf by the Chief Executive Officer.

The Board recommends voting "For" this proposal.

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The directors' remuneration policy is set out in full in the 2016 Annual Report on pages 42 to 49. The directors' remuneration policy sets out the Company's proposed forward looking policy on directors' remuneration (including the approach to exit payments to directors), the Chief Executive Officer's remuneration and the management team and key personnel and employees' remuneration policy.

The principal change to the current remuneration policy relates to certain termination payments to key executives, including the Chief Executive Officer. In order to protect the Company's know-how and to ensure continuity in terms of attainment of business objectives, under the new policy, the Company may agree with certain executives with strategic and key responsibilities in the Company, including the Chief Executive Officer, to make payments for loss of office or employment in addition to the severance payment under the prevailing labour and legal conditions in their contracts or countries where they are employed if they should leave (by loss of office or employment) the Company within two years of a change in control. The payment will represent six months of remuneration and will be adjusted to ensure that total payment including severance payment required under prevailing laws represent at least 12 months of remuneration (including salary, benefits, long term incentive plans and variable pay), but never more than 24 months of remuneration, unless required by local law.

A change of control means that a third party or coordinated parties (i) acquire directly or indirectly by any means a number of shares in the Company which (together with the shares that such party may already hold in the Company) amount to more than 50% of the share capital of the Company; or (ii) appoint or have the right to appoint at least half of the members of the Board of Directors of the Company.

No other changes are to be made to the remuneration policy.

Resolution 3 to approve the directors' remuneration policy is a binding vote. If approved by shareholders, the directors’ remuneration policy will take effect immediately after the end of the AGM and all payments by the Company to directors and any former directors must be made in accordance with the policy (unless a payment has been separately approved by a shareholder resolution or was agreed before the AGM or before the person became a director). If the directors’ remuneration policy is approved and remains unchanged, it will remain in effect for up to three years without further shareholder approval being required. If the Company wishes to change the policy within three years, it will need to put the revised policy to shareholders before it can implement the new policy.

If the directors' remuneration policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continues to make payments to directors in accordance with existing contractual arrangements and will seek shareholder approval again at the next AGM or an earlier general meeting.

The Board recommends voting "For" this proposal.

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Notes to Resolutions 4 and 5 – Re-appointment of auditors and auditors' remuneration

It is the Company’s policy to ensure that, at least once every ten years, the audit services contract is put out to tender to enable the Audit Committee of the Company (“AC”) to compare the quality and effectiveness of the services provided by the incumbent auditor with those of the other audit firms.

The AC has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor. The AC also considers and makes recommendations to the Board, to be put to shareholders for approval at the annual general meeting, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The AC annually reviews the audit fee structure and terms of engagement.  Fees paid for Company external auditor services for 2016 were US$ 1,674,000 (see the Company’s 2016 Annual Report page 87 Auditor's remuneration).

In the AC meeting held on 10 March 2017, the members of the AC approved the re-appointment of Deloitte LLP and Deloitte S.L. as the Company's auditors.

Resolution 4, which is recommended by the AC, confirms this re-appointment of Deloitte LLP and Deloitte S.L. to hold office until the next general meeting at which accounts are laid before the Company.

The Board recommends voting "For" this proposal.

Resolution 5 seeks authority for the AC to determine the auditors' remuneration.

The Board recommends voting "For" this proposal.

Notes to Resolution 6 – Election of director

Resolution 6 deals with the election of Joaquin Fernandez de Pierola in accordance with the requirements of Article 72 of the Company's Articles of Association.

Pursuant to Article 72.3, each member of the Company has, subject to holding a minimum number of shares in the Company, the right to appoint a Director to the Board. Additionally, Article 72.4 provides that the minimum shareholding shall vary depending upon the number of directors which constitute the Board and shall be determined in proportion thereto. Additionally, Article 72.5 provides that no member of the Company shall be entitled to appoint more than half of the directors plus one from time to time.

In accordance with the Articles of Association, Abengoa S.A. (“Abengoa”), indirect shareholder of the Company through Abengoa Concessions Investment Limited, is entitled to appoint up to three directors with the current structure of the Board as it holds 41,47% of the interest in Atlantica.

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On 11 November 2016, Abengoa used its right under the Articles of Association to appoint Joaquin Fernandez de Pierola as director of the Company replacing Richard Bill Richardson as Abengoa´s appointee.

The Nomination and Corporate Governance Committee (“N&CGC”) identifies, evaluates and recommends candidates for appointment or reappointment as director to the Board in accordance with the N&CGC´s terms of reference. In the N&CGC meeting held on 11 November 2016, the members of the N&CGC evaluated and recommended Joaquin Fernandez de Pierola as a non-executive director of the Company appointed by Abengoa to the Board although the appointment is a right of a member of the Company.

Joaquin Fernandez de Pierola was appointed with effect on 11 November 2016 and will offer himself for election by shareholders for the first time. He is recommended by the Board for election.

The Board recommends voting "For" this proposal.

Notes to Resolution 7 – Re-election of director

Resolution 7 deals with the re-election of Maria Jose Esteruelas in accordance with the requirements of Article 73 of the Company's Articles of Association, which provides that each director shall retire at the annual general meeting held in the third calendar year following the year in which the director was elected or last re-elected by the Company, or at such earlier annual general meeting as the directors may resolve. Additionally, a director who retires at any annual general meeting shall be eligible for election or re-election unless the director resolves otherwise not later than the date of the notice of such annual general meeting.

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Maria Jose Esteruelas was appointed with effect on 13 June 2014 and she is proposed for re-election by shareholders at the AGM. She is recommended by the Board for re-election.

The Board recommends voting "For" this proposal.

Notes to Resolution 8 – Re-election of director

Resolution 8 deals with the re-election of Santiago Seage in accordance with the requirements of Article 73 of the Company's Articles of Association.

Santiago Seage was appointed with effect on 13 June 2014 and he is proposed for re-election by shareholders at the AGM. He is recommended by the Board for re-election.

The Board recommends voting "For" this proposal.

Notes to Resolution 9 – Re-election of independent non-executive director

Resolution 9 deals with the re-election of Daniel Villalba in accordance with the requirements of Article 73 of the Company's Articles of Association.

Daniel Villalba was appointed with effect on 13 June 2014 and he is proposed for re-election by shareholders at the AGM. He is recommended by the Board for re-election.

The Board recommends voting "For" this proposal.

Notes to Resolution 10 – Re-election of independent non-executive director

Resolution 10 deals with the re-election of Jackson Robinson in accordance with the requirements of Article 73 of the Company's Articles of Association.

Jackson Robinson was appointed with effect on 13 June 2014 and he is proposed for re-election by shareholders at the AGM. He is recommended by the Board for re-election.

The Board recommends voting "For" this proposal.

Notes to Resolution 11 – Election of independent non-executive director

Resolution 11 deals with the election of Robert Dove in accordance with the requirements of Article 72.1 of the Company's Articles of Association, which provides the Company may by ordinary resolution elect any person to be a director either to fill a casual vacancy or as an additional director, but not so that the total number of directors exceed the maximum number fixed by or in accordance with the Articles.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	11

In the N&CGC meeting held on 21 April 2017, the members of the N&CGC evaluated and recommended Robert Dove as an independent non-executive director of the Company to the Board.

The biography of the director seeking election can be found below.

Robert Dove is currently a senior advisor of Carlyle Group. Until 2016 he was Partner, Managing Director and co-head of Infrastructure at Carlyle Group. Before that, he held different executive positions at Bechtel Group Inc. and UBS Securities.

The Board recommends voting "For" this proposal.

Notes to Resolution 12 – Election of independent non-executive director

Resolution 12 deals with the election of Andrea Bentran in accordance with the requirements of Article 72.1 of the Company's Articles of Association.

In the N&CGC meeting held on 21 April 2017, the members of the N&CGC evaluated and recommended Andrea Bentran as an independent non-executive director of the Company to the Board.

The biography of the director seeking election can be found below.

Andrea Bentran is currently senior adviser to Bain Capital and the non-executive chairman of FTI Consulting in Spain. Before that, he was the CEO of the utility Endesa and held different executive positions at Enel, Alstom Power and ABB.

The Board recommends voting "For" this proposal.

Notes to Resolution 13 – Election of independent non-executive director

Resolution 13 deals with the election of Francisco Jose Martinez in accordance with the requirements of Article 72.1 of the Company's Articles of Association.

In the N&CGC meeting held on 21 April 2017, the members of the N&CGC evaluated and recommended Francisco Jose Martinez as an independent non-executive director of the Company to the Board.

The biography of the director seeking election can be found below.

Francisco Jose Martinez was a director at PWC in the energy area until 2013 and he was the Deputy Energy Sector-Economy Director at the energy regulator (CNE) in Spain between 1995 and 1998.

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	12

Part 4

Proxy statement for the 2017 Annual General Meeting of shareholders to be held on 23 June 2017

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and the proxy card ("Proxy Card") because the Board of Directors of Atlantica Yield plc ("Atlantica" or the "Company") is soliciting your proxy to vote at the 2017 Annual General Meeting of shareholders ("AGM") to be held on Friday, 23 June 2017, at 1.30 pm, London time (8.30 am, New York time), at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom.

•	Proxy Statement: this Proxy Statement summarizes information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

•	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of 2017 AGM, the Proxy Statement and the Proxy Card to our shareholders of record as of 21 April 2017. In this mailing, we are also including our 2016 Annual Report for the year ended 31 December 2016 ("2016 Annual Report”).

Important Notice Regarding the Availability of Proxy Materials for the AGM to be held on 23 June 2017

A copy of our 2016 Annual Report, notice of our 2017 AGM, Proxy Statement and Proxy Card, and other information required by section 311A of the Companies Act 2006, are available at http://www.atlanticayield.com/web/en/investors/shareholders-general-meetings/2017/

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Questions and Answers about Voting

1.      Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 28 April 2017 to all shareholders of record entitled to vote at the AGM.

2.      Who can vote at the AGM?

Only shareholders of record at the close of business on the record date, 19 June 2017, (“Vote Record Date”) will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA ("Computershare") then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.      What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), between them, holding or representing by proxy at least one-third in nominal value of the issued shares.

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4.      How do I vote my shares?

Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's Articles of Association.
If you hold shares in “street name” - you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

If you are a “shareholder of record” - you may appoint a proxy to vote on your behalf by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; by 1.30 pm (London time) on 21 June 2017. Alternatively, you can vote in person by physical ballot at the AGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.      Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you.  Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.      How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7.      Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy 48 hours before the time of voting at the AGM in several ways by:

(1)	mailing a revised Proxy Card dated later than the prior Proxy Card;

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(2)	voting in person at the AGM; or

(3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in “street name” - you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the AGM?”

8.      Who counts the votes?

Broadridge Financial Solutions ("Broadridge") has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

9.      How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.    How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.    What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s licence or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

12.    What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the AGM.

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13.    How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.    What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.    What if I have questions during the AGM?

If you wish to ask a question, please tell the Company Secretary on entry to the auditorium.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder.  Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

16.    May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see "Who is the transfer agent?" below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17.    As a member, which materials can I require to the Company to publish on its website?

Members satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM.  The Company cannot require the members requesting the publication to pay its expenses.  Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website.  The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18.    Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company, N.A. (within the U.S., U.S. Territories and Canada).

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	17

19.    How can I find out the results of the voting at the AGM?

Voting results will be announced by the filing of a current report on Form 6-K.

20.    How do I get to the AGM venue?

The meeting will be held at 1.30 pm London time on 23 June 2017 at Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, UK.

Maps & Directions

For satellite navigation directions, please use the post code TW8 8JG

http://www3.hilton.com/en/hotels/united-kingdom/hilton-london-syon-park-LHRSPHI/maps-directions/index.html

21.    How do I contact the Company if I have any queries?

You may contact the Company at:

Atlantica Yield plc
Company Secretary´s Office
Director of Investors Relations
Great West House, GW1, 17th Floor,
Great West Road, Brentford, Middlesex,
Greater London, TW8 9DF United Kingdom
Tel: +(44) 207 098 4384
e-mail: ir@atlanticayield.com

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	18

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.
Telephone Toll Free (In the US/Canada)
1-866 242 3610
Foreign Shareholders (Outside the US)
+1 (732) 491 0655

By Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

By Overnight Delivery:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States of America

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	19

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Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF , London, UK, T + 44 203 547 8055	20

Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, London, UK, T + 44 203 547 8055

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 23, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer